Arkadia International

5348 Vegas Drive, # 1107 Las Vegas, Nevada 89108

619-507-5806

Email: info@arkadiainternational.com

October 1, 2013

Susan Block

Attorney-Advisor

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Arkadia International

Amendment No. 2 to Registration Statement on Form S-1

Filed September 30, 2013

File No. 333-190067

Dear Ms. Field:

Arkadia International. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 2 to the Registration Statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated September 17, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on July 22, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. The registration statement continues to include a large number of typographical, spelling and grammatical errors, which impact readability and the understanding of your filing. Please revise the registration statement throughout to correct such errors.

Our response: We have corrected all typographical spelling and grammatical errors.

2. Provide a currently dated consent from the independent registered public accounting firm. Please note that, although the required consent refers to the date of the audit report that is included elsewhere in the registration statement, the consent itself should be currently dated.

Our response: We provided a currently dated consent from the independent registered public accounting firm.

Prospectus Summary, page 3

Our Business, page 3

3. We note your response to our prior comment 26 that you are focusing on auto industry products and similarly revised disclosure in your document. We note the second sentence under this section still refers generally to “in-demand equipment” and “goods.” Please revise the second sentence to specifically and succinctly state what your current business operations are.

Our response: We revised the second sentence to state:

“Our business consists in the acquisition and sale of cars and also auto industry equipment on the US territory or export to overseas countries.”

4. We note your response to our prior comment 9 and reissue in part. Refer to the fifth paragraph. We note your disclosure in the first sentence that you had “an accumulated deficit of $48,050” for the referenced period. Please delete such language and disclose that you had “a net loss of $48,050” for the referenced period.

Our response: We have replaced the phrase “an accumulated deficit of $48,050” with “a net loss of $48,050 for the referenced period”.

5. Please delete the last sentence of the fifth paragraph and the sixth paragraph in its entirety. The relevant disclosures in such sentences should be incorporated into the seventh paragraph, as applicable, which details your business activities since formation in February of 2013.

Our response: We deleted the last sentence of the fifth paragraph and the sixth paragraph in its entirety.

6. We note your disclosure in the seventh paragraph that you have generated revenue of $211,540 since formation. We also note your disclosure in the fifth paragraph that you have generated additional revenue of over $100,000 in July and August of 2013. Please reconcile such disclosures. In this regard, based on your audited financial statements and your disclosure in the fifth paragraph, it appears that you have generated over $311,540 in revenue since formation.

Our response: We reconciled disclosures and added information regarding revenue and net loss that we had for the three months of July, August and September, and the total revenue that we had from our inception on February 21, 2013 through September 30, 2013.

Financial Summary, page 4

Statement of Operations Data, page 5

7. We note your response to our prior comment 12 and reissue. We note that the line item descriptions in this section do not match those used in your audited financial statements. Please reconcile. Please also revise to clearly disclose your “total costs of goods,” “total operating expenses” and “net loss.”

Our response: We have reconciled Financial Summary on page 4 and Statement of Operations Data on page 5.

Risk Factors, page 6

We are an early stage export-import company, page 6

8. The last three paragraphs of this risk factor appear misplaced. Please revise to include individual risk factor headings, along with appropriate risk factor disclosure, for each of the risks described in these paragraphs.

Our response: We have provided individual risk factor headings, specified and identified risk factors in each paragraphs on pages 6 and 7.

9. In this regard, please revise to clarify the risk that you are trying to convey in the last paragraph under this heading when you discuss that you do not operate your own car carrier trucks or loader car trailer trucks.

Our response: We have clarified the referenced risk factor and disclosed that we do not operate our own car carrier trucks or loader car trailer trucks. Our revised disclosure, on page 6, states:

Also, we do not operate our own car carrier trucks or loader car trailer trucks as a part of our business. Therefore we cannot predict the exact costs of delivery to be charged by the transport company when we receive an order.

If we are unable to generate sufficient revenues for our operating expenses, page 6

10. Please revise to disclose your cash on hand as of a more recent practicable date and the month you will run out of funds without additional capital based on your disclosed post- offering burn rate.

Our response: We have revised our cash on a hand as on September 30, 2013 and recalculated the month we will run out of funds. Our revised disclosure, on page 6, states:

As of September 30, 2013 we had only $67,601 of cash on hand for our operational needs. If we fail to generate sufficient revenues to meet our monthly operating costs of $5,833, we will not have available cash for our operating needs after approximately September 2014.

Some events may negatively affect to our potential revenues, page 7

11. We note your response to our prior comment 15 and reissue. More than one risk appears to be described below this risk factor heading and the heading appears too general. Please revise to include individual risk factor headings, along with appropriate risk factor disclosure, for each of the risks described in this risk factor.

Our response: We deleted paragraph with events that may negatively affect to our potential revenues. We have removed the following disclosure on page 7:

Our operations are directly related to amount of import duties and some clearing law an others countries that may negatively affect our operations, revenues and gross margins, including:

·	Embargo; (this implies a complete stop exports to that country)
·	Increases gasoline price or taxes on gasoline;( reduces the willingness and ability to buy cars)

·	Transportation strikes; (if happens- shipping company temporarily stop working)
·	Increases the service costs our transportation providers, (It is increase our expenses and final cars prices)

· ·	Increase in duties on imported cars; (reduces the ability to buy cars) Increase insurance fee; (increase cost of shipping and as a result final price)
·

If some country introduce the law or regulators impose regulations that require lower emissions in cars, the costs associated with the new emission standards for new or used cars imported into these countries will materially increase, the increased costs of which we will also assume in our business.

Should any one or a combination of these events occur, our potential revenues and profitability may be negatively affected.

Since Russia joined the World Trade Organization, we believe that the risks related to international trade, which we have pointed out previously much exaggeration and at the moment we do not specify.

12. We note your response to our prior comment 16 and reissue. Please provide a separate risk factor to discuss any risks you face with export and import laws or fees and any limitations on volume of exporting and importing you may face, as applicable. In this regard, we note your response to our prior comment 16 discusses certain risks related to operating in Russia such as uncertain duties and the imposition of age restrictions on automobiles. Please revise to include a risk factor to discuss these risks.

Our response: On page 7 we have deleted the paragraph with risks related to export and import laws.

Also we deleted in our previous response, we made certain assumptions about restrictions regarding the ages of cars.

With respect to disclosure for customs duties in Russia for importing vehicles, we have provided a table on page 7 of the Form S-1 for import duties for cars between 3-5 years and older and engine volumes from 1-3 Liters. The referenced table discloses the following information:

1Litter =1000 cm3 1 € =1.35$

V of engine Customs duty in Euro - €

1000-1500 cm3 1.5 €

1500-1800 1.7 €

1800-2300 2.5 €

2300-3000 3.0 €

More 3000 3.6 €

More than 5 years old:

V of engine Customs duty in Euro - €

1000-1500 cm3 3.2 €

1500-1800 3.5 €

1800-2300 4.8 €

2300-3000 5.0 €

More 3000 5.7 €

We will be subject to penny stock regulations, page 10

13. We note the reference to 7.33% stockholders throughout this risk factor. We also note that Section 16 of the Securities Exchange Act of 1934 applies to shareholders who directly or indirectly beneficially own more than 10% of a company’s securities, which are registered pursuant to Section 12 of the Exchange Act. Please revise this risk factor as applicable.

Our response: We have revised the referenced risk factor to state that Section 16 applies to persons who beneficially hold 10% or more of our common stock.

Business, page 16

14. We note your response to our prior comment 21 and reissue. Throughout this section, you continue to refer to your third-party suppliers or service providers as “customers” or “clients.” For example and without limitation, refer to the fourth paragraph and the disclosure “we provide through our clients deliver the selected products to the shipping company for delivery to the buyer.” The use of the terms customers or clients insinuates that these third parties are paying you for your products or services when that does not appear to be the case. Please revise this section throughout to clearly differentiate between your customers and third-party suppliers or service providers.

Our response: We have revised page 16 through 19, and other pages throughout the Form S-1 to clarify who is a customer and who is a third-party service provider.

15. We note your response to our prior comment 22 and reissue. Please revise this section to describe in greater detail your business and current operations. In this regard, we note your business and current operations appear to be focused on acting as an intermediary (i) for the purchase or sale of automobiles, special equipment, automobile parts and repair tools and (ii) for shipping and logistical services. Please revise to describe in greater detail each principle product or service you provide and your current business and operations within each principle area. Please include enough detail so that investors can clearly understand the nature and scope of your products and services. For instance, please guide the reader through the steps in the process of getting the cars or goods to the end customer, which you are responsible for, and from which steps in this process you receive revenue. Please also revise to describe in greater detail how you generate revenues in each principle area. In this regard, please revise this section throughout, the Our Services section on page 17, the Our Transportation Providers, Our Foreign Customers, Our Domestic Business Service Partners and Pricing sections on page 18 accordingly. Please clarify in the aforementioned sections what services and products you provide and how you generate revenue from such products and services. Please revise each section as applicable.

Our response: As for today we located cars and arrange the shipment for three foreign customers: Mysnikova Irina, Tkachenko Dmitry and Permyakov Denis. We delivered to Mysnikova Irina two containers, one container to Tkachenko Dmitry and one container to Permyakov Denis. The shipment consisted of delivery of new and used cars from multiple locations in the United States to Long Beach, California before shipping. The final destination for all deliveries was Vladivostok, Russia.

For example step-by-step our business works as described below:

1. In a beginning we got request from foreign customers with explanations what kind of car, color, options they want to buy.

2. We research what they need and tell them somewhere about price.

3. If they are agree about it we get downpayment around 50%.

4. After that we communicate with seller and buy the car.

5. Colling the transportation company, place an order with address and delivery schedule . The transportation company tell us about their price for the service.

6. In same time we communicate with shipping company and resive price for delivery to final distanation.

7. Typically we add 10% of our commission on final price and get rest of the funds from the foreign customers before shipping.

More details about price we indicated in P.18 under the “Pricing”. The foregoing information is disclosed on page 17 of the Form S-1.

16. We note your response to our prior comment 23 and reissue in part. Please revise to clarify that you do not sell automobiles, special equipment, automobile parts and repair tools in the open market. Additionally, we note your response to our prior comment 23 discloses that you are only an “intermediary company.” Please revise this section to clearly disclose that you are only an intermediary company and briefly disclose the terms and conditions, which govern a typical customer, shipping or logistical arrangement.

Our response: On page 18, we added the following disclosure under “Our Foreign Customers”:

We do not sell automobiles, special equipment, automobile parts or repair tools in the open market, but only by request from a customer. We are only an intermediary company. The terms and conditions, which govern a typical customer, shipping or logistical arrangement, are as follows.  In the case of a prospective customer who desires to purchase an item merely specifies what item he or she is seeking.  Then we locate the item, inform the prospective customer of the cost of purchase and transport of the item to the prospective customer.  Finally, we handle all acts required to deliver, through arrangements we will make with our third-part transportation and shipping providers, the item to the destination requested by the customer. In the case of a prospective customer who desires to sell an item merely specifies what item he or she is selling.  Then we then inform the prospective customer of the cost to transport of the item to the prospective destination.  We handle all acts required to deliver, through arrangements we will make with our third-part transportation and shipping providers, the item to the destination requested by the customer.  Finally, we handle all acts required to sell the item on behalf of the prospective customer.

17. We note your response to our prior comment 24 and reissue in part. Please refer to the seventh paragraph and the summary of the agreements you have entered into through June 2013. We note that the summary descriptions of the agreements do not align with the agreement descriptions provided in the Material Agreements section on page 19. Please reconcile.

Our response: We have revise page 17 to include the description of material agreements on page 19.

Our Services, page 17

18. We note that your business and current operations appear to be focused on acting as an intermediary for three main services: (i) arranging for the sale of cars and car parts on behalf of the sellers of such items, (ii) arranging for the purchase of cars and car parts on behalf of the purchasers of such items and (iii) arranging for the shipment and logistical services for your customers who sale or purchase cars and car parts. Please revise to describe in greater detail each principle service and your current operations within each service. Please include enough detail so that investors can clearly understand the nature and scope of each service.

Our response: We have revised our disclosure on page 17 to add two paragraphs in response to this comment.

19. In this regard, the first sentence of this section says you offer “next” services to customers. Please clarify what services you offer. As such, we re-issue our prior comment 25.

Our response: This information is not include in form S1/A filed 09/03/2013. It was already changed on:

We offer the following services to our customers:

·	Arrange for the sale, and find purchasers, of cars and car parts on behalf of sellers of such items;

·	Locate cars and car parts for purchasers of such items;

·	Arrange for the shipment and logistics services for our costumers who purchase or sell items.

Our Services to Date, page 17

20. We note your disclosure in the Our Business section on page 3 that you generated over $100,000 of revenue in July and August of 2013. Please revise this section to accurately disclose your services to date. Please also revise the Dependence Upon One or a Few Clients section on page 18 accordingly.

Our response: We have changed section: Dependence Upon a Few Clients.

Since our inception to date, we have generated revenues of $45,600 from Irina Mysnikova, $60,700 from Dmitriy Tkachenko, $17,890 from Denis Permyakov, $9,750 from JK Auto Sales, $62,000 from Russian private businessmen to sell him hockey equipment and several one-time car buyers.

We updated inf. about revenue in the Our Business section on page 3. We got request from Russian private businessmen to find, buy and delivery from US to city of Vladivostok hockey equipment (include synthetic ice, stuff use to play hockey and gym workout simulators. Total amount was around $62,000. Our expenses were $46,000 and we got a profit $16,000. It was one time dial and we can’t considerate it as a part of our auto industry business.

We disclosed it that investors understand sometimes we can provide services that stand on the side from our core business but are profitable. Rest amount we got from one time Russian clients that request cars form US.

21. We note your response to our prior comment 27 and reissue. We note your disclosure in (i) the first paragraph that you made business with three foreign customers including Mysnikova Irina, Tkachenko Dmitry and Permyakov Denis, (ii) the second paragraph that you assisted with shipping for JK Auto Sales and (iii) the third paragraph that you used General Container Line as a transportation service provider. Please revise to discuss in greater detail the nature and scope of the services provided to each customer or by each third-party supplier or service provider. For instance, please clarify the number of orders fulfilled, the contents of the orders, number of overseas shipments and the associated revenue and expenses earned or incurred with respect to each customer or third-party supplier or service provider as applicable. The aforementioned paragraphs as currently drafted appear cursory and do not give investors a clear understanding of your business and operations to date. Please revise each paragraph as applicable.

Our response: We already disclosure this inf. on P#18

Our Services to Date

During March, April, May and June 2013, we made business with our foreign customers: Mysnikova Irina, Tkachenko Dmitry and Permyakov Denis. To Mysnikova Irina we sent two containers, to Tkachenko Dmitry one container and for Permyakov Denis one container. The shipment consisted of delivery of new and used cars from multiple locations in the United States to Los Angeles port California before shipping. Final destination was city of Vladivostok Russia.

JK auto sales, we assisted with shipping: prepared and provided places in our containers for their cars one time.

We selected General Container Line as the transportation provider and shipping company for some shipments based on their prices and ability to provide carload services, delivery route and ability to meet the delivery date required by our clients.

In the above period, we have performed orders for our customers from Russia.

Our Transportation Provider, page 18

22. We note your disclosure in the second sentence that “General Container Line was our Transportation provider and well done transportation services.” The sentence as currently drafted is unclear. Please revise as applicable. This is an example of the type of drafting that is impacting the readability of the filing, as referred to in comment number 1 above.

Our response: We have removed “well done transportation services” from the referenced sentence on page 18.

23. Please revise this section to clarify the number of shipments that you have coordinated through General Container Line and quantify the expenses associated with such shipments.

Our response: We coordinated with six shipments and our expenses associated with such shipments were around $57,000.

Pricing, page 18

24. Please refer to the third, fourth, fifth and sixth paragraphs. The pricing discussion in this section should discuss your current pricing, not just future pricing. Please clearly explain how you have, up to this date, charged pricing fees. To the extent you continue to discuss the manner of pricing fees in the future, please clarify that it is your hope to receive those pricing fees, but that there is no guarantee that you will be able to obtain such fees.

Our response: We have added the following disclosure to page 18: “Up to this date, we have charged pricing fees equal to 10% of (i) the purchase price or sale price of an item and/or (ii) the transportation and shipment cost of an item. It is our hope to receive those pricing fees in the future, but there is no guarantee that we will be able to obtain such fees.”

25. We note your response to our prior comment 30 and reissue. We note your disclosure in the first paragraph that you generate fees based on margin value meaning that you buy automobiles cheaper and sell them at a higher price. Please reconcile such disclosure with the disclosure in the Material Agreements section on page 19 and the underlying material agreements which disclose that you generate fees based on a mark-up meaning that you generate fees based on a percentage of the cost of the services provided. These appear to be inherently different ways of generating fees. Please revise this section to clearly describe how you generate fees for each type of service that you provide. In this regard, please also revise the second paragraph to clearly detail how you generated fees from JK Auto Sales based on the services provided. To the extent the manner in which you have generated fees deviates from your material agreements, please clearly disclose that fact here and clearly explain such deviation.

Our response: On page 18 we have deleted the following sentence:

For the period from inception to June 30, 2013 we generate revenues from our foreign clients used margin value, other words we bought cars cheaper and sell for the bigger value. The margins were different depending on the original cars price and our expenses - around 10%.

And added new:

For the period from inception to June 30, 2013 we generate revenues from our foreign clients used 10% mark-up fee. Other words we generate fees based on a percentage of the cars cost and our expenses - around 10%.

Also we added details how we generated fees from JK Auto Sales in a second paragraph.

Usually 40’ container includes space for four cars. Sometimes we have an empty spots and we invited JK Auto Sales to transport their cars if they going to the same direction. After we received freight fees from shipping company we added 10% by their price and resold it to JK Auto Sales.

Material Contracts, page 19

26. We note your response to our prior comment 32 and reissue in part. We note that Exhibit 10.4 is dated March 27, 2013. Please reconcile with the disclosures in this section.

Our response: We have corrected date to March 27,2013 on P#19

Report of Independent Registered Public Accounting Firm, page F-1

27. In the first sentence, the name of the registrant is shown as Arkadia financial. Please file a revised audit report to correct the name of the registrant to Arkadia International.

Our response: The audit company has revised the audit report and we included it in S1/A2 form.

Notes to Financial Statements, page F-6

28. We note the disclosure on page 6, which states that you do not have any plans or specific agreements for new sources of funding and you have no agreements for financing in place. In this regard, please add a footnote to your financial statements. This footnote should have an appropriate caption, such as Going Concern Considerations, and should set forth the factors that suggest the company will continue in business for a reasonable period of time and/or that suggest the substantial doubt regarding the company’s ability to continue as a going concern has been mitigated. See AU Section 341.11 for guidance.

Our response: We acknowledge the disclosure could have been drafted to conform to the exact order and nomenclature specified in the AU section.  However, our auditors and we believe the relevant facts and conditions suggested in AU 341.11 were present in our disclosure.

We indicated that as of September 30, 2013 we had $67,601 of cash for our operational needs. If we fail to generate sufficient revenues to meet our monthly operating costs of $5,833 we will not have available cash for our operating needs after approximately September 2014.Our auditor did not have initial substantial doubt about the Company’s ability to continue as a going concern by this time.

Note 2 - Summary of Significant Accounting Policies, page F-6

29. We note the additional disclosures provided on page 18. However, please revise Note 2 to your financial statements to include a revenue recognition policy that is specific to your business and provides more details regarding the Principal-Agent Considerations discussed in ASC Topic 605-45. Also, tell us how you considered this literature in determining whether to report revenue gross as a principal or net as an agent.

Our response: The Company will recognize revenue in accordance with ASC Topic 605, “Revenue Recognition”.  ASC 605 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured.  Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts.  The Company will defer any revenue for which the cars or goods has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the cars or goods has been delivered or no refund will be required.

Please direct any further comments or questions you may have to the company at info@arkadiainternational.com

Thank you.

Sincerely,

/S/ Vladimir Shekhtman

Vladimir Shekhtman, Director, CEO